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   International Flavors & Fragrances Completes Tender Offer for All of the
              Outstanding Shares of Bush Boake Allen Common Stock

  New York, New York, November 6, 2000--International Flavors & Fragrances Inc. (NYSE: IFF) and Bush Boake Allen Inc. (NYSE: BOA) today announced the successful completion of the cash tender offer for all outstanding shares of common stock of Bush Boake Allen. The tender offer, which commenced on October 6, 2000, expired at 12:00 midnight New York City time on Friday, November 3, 2000.

  IFF has been advised by The Bank of New York, the Depositary for the tender offer, that a total of at least 18,833,316 shares of Bush Boake Allen common stock had been validly tendered and not withdrawn prior to the expiration of the offer. The number of shares tendered and not withdrawn represents at least 97% of the outstanding shares of Bush Boake Allen. All such shares have been accepted for purchase in accordance with the terms of the offer and payment for these shares will be made promptly.

  IFF intends to complete the acquisition of Bush Boake Allen through a merger in which all shares of common stock not validly tendered in the tender offer will be converted into the right to receive $48.50 per share in cash. Payment of such amount will be made following the merger upon proper presentation of certificates formerly representing shares to The Bank of New York, Paying Agent for the merger, together with a properly completed letter of transmittal. Transmittal materials will be sent to stockholders following the merger.

  IFF is the world's leading creator and manufacturer of flavors and fragrances used by others to impart or improve flavor or fragrance in a wide variety of consumer products. IFF has sales, manufacturing and creative facilities in more than 35 countries worldwide with sales of $1.44 billion in 1999.

  Bush Boake Allen, which conducts operations on six continents, has 60 locations in 38 countries worldwide. Bush Boake Allen supplies flavors and fragrances to the world's leading consumer products companies for use in foods, beverages, soaps and detergents, cosmetics, toiletries, personal care items and related products. Its aroma chemicals, natural extracts and essential oils serve as raw materials for a wide range of compounded flavors and fragrances. Bush Boake Allen had 1999 worldwide sales of $499 million.